UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

ATEL CAPITAL EQUIPMENT FUND XI, LLC
(Name of Subject Company)

ATEL CAPITAL EQUIPMENT FUND XI, LLC
 (Name(s) of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY UNITS
(Title of Class of Securities)

NONE
(CUSP Number of Class of Securities)

DEAN L. CASH
600 California Street, 6th Floor
San Francisco, California 94108
(415) 989-8800

With a copy to:
PAUL J. DERENTHAL, ESQ.
Derenthal & Dannhauser LLP
1999 Harrison Street, 26th Floor
Oakland, California 94612
(510) 350-3070

(Name, address (including zip code) and telephone number (including area code)of person(s) authorized to receive notices and communications on behalf of the person(s) filing statement)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14d-9 relates to and amends the Schedule 14d-9 filed by ATEL Capital Equipment Fund XI, LLC, the issuer of the securities subject  to the Offer and the Subject Company, on May 11, 2011.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

The “Purchasers”  have amended their Offer.  The Offer is extended to July 25, 2011, and the Offer Price is increased to $4 per Unit.  The Company's Manager, ATEL Financial Services, LLC (“Manager”), has reviewed and carefully considered the Offer as amended and has concluded that the consideration provided by the Offer remains inadequate to the Unit holders of the Company.

The Manager recommends that Unit holders reject the Offer and not tender their Units.  Unit holders are urged to carefully consider the factors and information set forth in the Letter to the Unit holders, dated as of May 11, 2011 and filed as an exhibit to the initial Schedule 14d-9, and the Letter to the Unit holders dated June  28, 2011, a copy of which is attached hereto as Exhibit (a)(2) and incorporated herein by reference.  Neither the Manager nor any affiliate of the Manager will tender any Units in this Offer.

ITEM 8. ADDITIONAL INFORMATION.

The information set forth in the Letter to the Unit holders, dated as of June 28, 2011, a copy of which is attached hereto as Exhibit (a)(2) and incorporated herein by reference.

ITEM 9. EXHIBITS.

(a)(2)              Letter to Unit holders dated June 28, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 28, 2011	ATEL Capital Equipment Fund XI, LLC By: ATEL Financial Services, LLC, Manager
By: /s/ Vasco H. Morias
Vasco H. Morais, Executive Vice President and General Counsel